

Dr. Christine Schneider · 3rd

CEO, Therapist

Jefferson County, Missouri, United States · Contact info

500+ connections

Integrative Mind Institute, LLC

St. Louis University

Experience

Co-Founder, CEO
Integrative Mind Institute, LLC
Sep 2017 – Present · 4 yrs 5 mos
7750 Clayton Road, Suite 303

Outpatient psychotherapy practice specializing in IFS, EMDR and neurofeedback

Adjunct Professor
St. Louis University School of Social Work
Dec 2011 – Present · 10 yrs 2 mos

Adjunct Assistant Professor
St. Louis University Department of Psychiatry and Neurology
Oct 2011 – Present · 10 yrs 4 mos

Chief Clinical Officer
Proof in Recovery
Apr 2019 – Apr 2021 · 2 yrs 1 mo

Lead Therapist; Director of Family Programming
Castlewood Treatment Centers
Jul 2013 – Jun 2017 · 4 yrs

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Education

St. Louis University
PhD, Medical Family Therapy
2010 – 2016

Washington University in St. Louis
MSW, Clinical Social Work
1996 – 1998

Bradley University
Bachelor of Arts (B.A.), Political Science and Government
1988 – 1991